Exhibit 3.1

AMENDMENT NO. 2 TO THE

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

QR ENERGY, LP

This Amendment No. 2 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of QR Energy, LP, a Delaware limited partnership (the “Partnership”), dated as of December 22, 2010 as amended by Amendment No. 1 dated October 3, 2011 (the “Partnership Agreement”), is entered into effective as of December 12, 2013, by QRE GP, LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership, on behalf of itself and the Limited Partners of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Section 6.3(a) of the Partnership Agreement requires that Available Cash be distributed within 45 days following the end of each Quarter; and

WHEREAS, the General Partner deems it in the best interest of the Partnership and the Limited Partners to provide that, at the discretion of the General Partner, Available Cash with respect to a Quarter may be distributed in monthly installments; and

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and the General Partner has determined that such amendments contemplated hereby do not adversely affect the Limited Partners in any material respect.

NOW, THEREFORE, it is hereby agreed as follows:

Section 1. Amendment.

(a)	The first two sentences of Section 6.3(a) of the Partnership Agreement are hereby amended to read in their entirety as follows:

“(a) Following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. Such distribution with respect to any Quarter may be made, at the discretion of the General Partner, (i) within 45 days following the end of each Quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each Quarter.”

The remainder of Section 6.3(a) shall remain in full force and effect as currently drafted.

Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, this Amendment has been executed as of December 12, 2013.

GENERAL PARTNER:

QRE GP, LLC

By:	/s/ Cedric W. Burgher
Name: Cedric W. Burgher
Title: Chief Financial Officer